ALASKA TANKER COMPANY, LLC
Financial Statements
December 31, 2017 and 2016
(With Independent Auditors’ Report Thereon)

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Members
Alaska Tanker Company, LLC:

We have audited the accompanying financial statements of Alaska Tanker Company, LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of comprehensive income, members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Tanker Company, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Portland, Oregon
March 28, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

ALASKA TANKER COMPANY, LLC
Balance Sheets
December 31, 2017 and 2016
Assets	2017	2016
Current assets:
Cash and cash equivalents	$12,578,314	19,124,066
Investments in trading securities, at fair value (note 9)	7,985,618	5,936,759
Due from members:
BP Oil (note 8)	17,269,581	12,306,498
Other receivables	6	25,303
Prepaid expenses	257,359	287,396
Total current assets	38,090,878	37,680,022
Total assets	$38,090,878	37,680,022
Liabilities and Members’ Deficit
Current liabilities:
Accounts payable	$5,130,231	5,892,283
Due to members:
Accrued dividend	9,992,786	9,751,286
Accrued expenses (note 4)	5,431,748	5,953,125
Total current liabilities	20,554,765	21,596,694
Long-term liabilities:
Benefit liabilities (note 10)	8,948,830	7,738,141
Other liabilities (note 7)	9,865,709	10,301,231
Total long-term liabilities	18,814,539	18,039,372
Total liabilities	39,369,304	39,636,066
Commitments and contingencies (note 5)
Members’ deficit:
Members’ equity	100,000	100,000
Accumulated other comprehensive loss	(1,378,426)	(2,056,044)
Members’ deficit	(1,278,426)	(1,956,044)
Total liabilities and members’ deficit	$38,090,878	37,680,022
See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC
Statements of Comprehensive Income
Years ended December 31, 2017 and 2016
	2017	2016
Revenues	$106,893,983	110,503,309
Preoperating revenues (outside time charters)	1,961,083	—
Total revenues	108,855,066	110,503,309
Cost of operations:
Fuel	31,811,399	24,925,256
Payroll	29,385,346	30,810,501
Port charges	11,817,625	10,874,646
Vessel repairs	9,002,456	7,102,545
Drydock and customs	5,514	6,538,705
Project expenses	473,362	3,451,553
Consumables	2,706,686	3,669,228
Insurance, net	1,037,325	1,232,378
Other	1,109,721	1,269,711
Total cost of operations	87,349,434	89,874,523
Administrative costs	10,553,299	11,434,772
Severance costs	1,961,083	—
Operating income	8,991,250	9,194,014
Other income (expense):
Investment income	177,169	232,753
Realized gain (loss) on investments in trading securities	310,516	(4,820)
Unrealized gain on investments in trading securities	513,851	329,339
Net income	9,992,786	9,751,286
Other comprehensive income:
Employee benefit plans:
Actuarial gain (loss)	965,849	(541,784)
Prior service (cost) credit	(288,231)	1,215,018
Comprehensive income	$10,670,404	10,424,520
Dividend declared to members	$9,992,786	9,751,286
See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC
Statements of Members’ Deficit
Years ended December 31, 2017 and 2016
					Accumulated
					other
				Members’	comprehensive	Members’
	OSG	Keystone	BP Oil	equity	loss	deficit
Balance, December 31, 2015	$37,500	37,500	25,000	100,000	(2,729,278)	(2,629,278)
Net income	3,656,732	3,656,732	2,437,822	9,751,286	—	9,751,286
Other comprehensive income:
Employee benefit plans:
Actuarial loss	—	—	—	—	(541,784)	(541,784)
Prior service credit	—	—	—	—	1,215,018	1,215,018
Dividend declared to members	(3,656,732)	(3,656,732)	(2,437,822)	(9,751,286)	—	(9,751,286)
Balance, December 31, 2016	37,500	37,500	25,000	100,000	(2,056,044)	(1,956,044)
Net income	3,747,295	3,747,295	2,498,196	9,992,786	—	9,992,786
Other comprehensive income:
Employee benefit plans:
Actuarial gain	—	—	—	—	965,849	965,849
Prior service cost	—	—	—	—	(288,231)	(288,231)
Dividend declared to members	(3,747,295)	(3,747,295)	(2,498,196)	(9,992,786)	—	(9,992,786)
Balance, December 31, 2017	$37,500	37,500	25,000	100,000	(1,378,426)	(1,278,426)
See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC
Statements of Cash Flows
Years ended December 31, 2017 and 2016
	2017	2016
Cash flows from operating activities:
Net income	$9,992,786	9,751,286
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Investment income	(177,169)	(232,753)
Net realized (gain) loss on investments	(310,516)	4,820
Net unrealized gain on investments	(513,851)	(329,339)
Changes in operating assets and liabilities:
Due from members and other receivables	(4,937,786)	(2,189,501)
Prepaid expenses	30,037	(12,111)
Accounts payable	(762,052)	697,704
Due to members	—	(13,616,949)
Accrued expenses and benefit liabilities	689,312	2,098,955
Other liabilities	242,096	482,512
Net cash provided by (used in) operating activities	4,252,857	(3,345,376)
Cash flows from investing activities:
Purchases of investments	(7,321,246)	(312,753)
Investment income	177,169	232,753
Proceeds from sale of investments	6,096,754	80,000
Net cash provided by investing activities	(1,047,323)	—
Cash flows from financing activities:
Payment of dividend to members	(9,751,286)	(10,063,966)
Net cash used in financing activities	(9,751,286)	(10,063,966)
Net change in cash	(6,545,752)	(13,409,342)
Cash and cash equivalents, beginning of year	19,124,066	32,533,408
Cash and cash equivalents, end of year	$12,578,314	19,124,066
Supplemental disclosure of cash flow information:
Noncash items:
Dividends declared	$9,992,786	9,751,286
See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Organization and Purpose
Alaska Tanker Company, LLC (ATC or the Company) was organized effective March 30, 1999 as a limited liability company in the state of Delaware for the purpose of chartering and operating vessels for the transportation of Alaskan produced crude oil to destinations designated by vessel charterers and to provide tonnage planning and ship scheduling services to such vessel charterers.
The members of the Company and their respective ownership interests are BP Oil Shipping Company USA, Inc. (BP Oil), which owns 25.0%, Keystone Alaska, LLC (Keystone), which owns 37.5% and OSG America, LP (OSG), which owns 37.5%. Total capital contributions of $100,000 were made upon formation of ATC and each member contributed its percentage of initial contribution based on their proportionate ownership.
The term of the Company shall be perpetual unless dissolved or terminated by the members pursuant to the limited liability company agreement (the Agreement). Disposition of a member’s interest can be made only in accordance with the Agreement, which provides, among other things, that any member who wants to dispose of its membership interest (other than to an affiliate of the member) must (i) obtain approval of all of the other members; (ii) receive a bona fide offer to purchase its membership interest from a third party; and (iii) offer to the other members to sell its membership interest on the same terms as the offer from the third party.
Pursuant to the Agreement, each member has agreed it will not resign, retire, or withdraw from the Company, except that BP Oil may withdraw as a member from the Company without cause, upon at least 120 days prior notice to the other members. The withdrawal of BP Oil will not affect the time charters (note 3) with BP Oil and the associated guarantees or other contractual relationships then in place.
Income, loss, and distributions are allocated among the members in accordance with their sharing ratios in effect at the time (currently BP Oil 25.0%, Keystone 37.5%, and OSG 37.5%).
The management of the Company is vested in the member committee, which is composed of three representatives, one from each of the members of the Company. The representatives of Keystone and OSG have one and one half (1½) votes each and the representative of BP Oil has one (1) vote. The member committee may delegate and has delegated certain operating responsibilities and authority to employees of the Company.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include assets and liabilities related to employee benefits and certain accrued liabilities. Actual results could differ from those estimates.

6    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(b)	Revenue Recognition
Revenue is recorded pursuant to time charters (note 3) as expenses are incurred and incentive hire is earned. As discussed in note 3, payments under bareboat charters are not recorded by the Company in the accompanying financial statements as an expense nor is the corresponding revenue recorded.

(c)	Income Taxes
The Company is taxed as a partnership; accordingly, all income taxes are the responsibility of the members.

(d)	Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash includes cash in banks and cash held onboard vessels in Master Cash Accounts. Cash equivalents consists of highly liquid investments in money market accounts.

(e)	Prepaid Expenses
Prepaid expenses include primarily prepaid insurance costs as of December 31, 2017 and 2016.

(f)	Furniture, Fixtures, and Equipment
All expenditures for furniture, fixtures, and equipment are reimbursed by BP Oil. Accordingly, the net carrying value of furniture, fixtures, and equipment is zero as of December 31, 2017 and 2016, respectively. As part of the formation of ATC, BP Oil provided approximately $853,000 of furniture, fixtures, and equipment to the Company for use in the administration of its operations. The Company has been provided the furniture, fixtures, and equipment from BP Oil for no charge. Additionally, certain equipment is being leased by the Company under operating leases (note 5).

(g)	Drydock Expense
Drydock is the regular maintenance performed on a ship. It is required by the US Coast Guard for the ships to be overhauled twice every five years for older ships and once every five years for new builds. The expenditures related to the overhauls are expensed as incurred.

(h)	Project Expenses
The Company incurs certain expenses for Alaska Class vessels, which are currently operated by the Company to ensure they meet all safety criteria established by the Company. These expenses are subject to approval by BP Oil prior to being incurred and are separately recorded for financial reporting purposes, as BP Oil owns these vessels.

(i)	Investments in Trading Securities
Investments held as of December 31, 2017 and 2016 consist of equity securities and are recorded at fair value. Realized and unrealized gains and losses arising from the sale, collection, or other disposition of investments, as well as all dividends, interest, and other investment income, are included in earnings.

7    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(j)	Fair Value Measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with Accounting Standards Update (ASU) No. 2011‑04 (see note 9 to the financial statements):
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(k)	New Accounting Standards
In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016‑02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases, including operating leases. Under the new requirements, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and the right‑of‑use asset representing the right to the underlying asset for the lease term. For leases with a term of 12 months or less, the lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the effects ASU No. 2016‑02 will have on its consolidated financial statements and related disclosures. The Company does not plan to adopt the standard early.
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The main objective of ASU No. 2014-09 is to provide a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The standard is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effects ASU No. 2014-09 will have on its consolidated financial statements and related disclosures. The Company does not plan to adopt the standard early.

(3)	Charter Operations
ATC was formed to operate vessels that were chartered to BP Oil in the Alaskan crude oil trade. As of December 31, 2017, there were four remaining bareboat charters. A bareboat charter is a charter in which the owner leases an unmanned ship for a long period of time at a rate that covers any depreciation and a nominal return. The charterer mans, procures all supplies and provisions, insures, maintains, and repairs the vessel, and pays for all operating expenses.

8    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

The Company in turn charters the vessels under time charters to BP Oil. A time charter is a form of charter where the bareboat charterer leases the vessel and crew to the time charterer for a stipulated period of time. The charterer pays for the vessels’ fuel and port charges in addition to the time charter hire.
Each of the Company’s bareboat charters has a corresponding time charter with BP Oil covering identical periods. The time charters contain a basic charter hire payment, which is the same as the charter hire payment required by the corresponding bareboat charter. ATC, as allowed by the time charters, has assigned the bareboat charter hire payments to be made directly by BP Oil to the shipowners or other person as designated by the shipowner. In addition, if a bareboat charter is terminated by the Company, the termination payment required under the bareboat charter will be paid by BP Oil pursuant to the corresponding time charter. The time charters also include supplemental charter hire payments, which consist primarily of reimbursement of the Company’s operating expenses. In addition, as discussed below, the time charters contain a provision for an incentive hire payment. The maximum incentive hire payment available per vessel for the year ended December 31, 2017 is $2,622,119 (adjusted annually by the consumer price index).
As ATC is merely an operator of the vessels under the time charters, the accompanying financial statements reflect only the operating expenses for the vessels and administration costs as well as the revenues from BP Oil to fund those operations plus the incentive hire. BP Oil is responsible for paying all operating costs incurred by ATC. Total bareboat charter payments made directly by BP Oil to the shipowners, or others as designated, are not reflected in the accompanying financial statements for the years ended December 31, 2017 and 2016 were approximately $110,148,000 and $110,450,000, respectively. This includes approximately $22,030,000 attributable to BP Oil as a result of their 80% ownership in the Alaskan Legend.
The bareboat and time charter periods are the same for each individual vessel and expire on varying dates through 2023.
As noted above, the time charters between ATC and BP Oil make provisions for the payment of incentive hire payments. These payments are made upon meeting certain performance measure parameters as contractually defined in the time charter. The performance targets and assessment of achievement are agreed upon annually by the member committee. For the years ended December 31, 2017 and 2016, the Company achieved incentive hire payments totaling $9,992,786 and $9,751,286, respectively, which are included in revenues in the statements of comprehensive income. The amount is shared by the members of the Company based upon their sharing ratios and is shown as dividends declared to members in the accompanying financial statements. ATC does not own any vessels nor does it have any options to acquire vessels under the bareboat charter.

9    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(4)	Accrued Expenses
Accrued expenses consist of the following as of December 31, 2017 and 2016:

	2017	2016
Administrative expenses	$1,677,512	1,827,390
Drydock and vessel repairs	83,510	841,050
Other	1,122,265	1,408,615
Salaries and wages	1,056,830	1,058,913
Postretirement plan	279,135	288,270
Voyage expenses	223,025	128,451
Retiree medical plan	395,680	400,436
Severance costs	593,791	—
Total	$5,431,748	5,953,125

(5)	Commitments and Contingencies

(a)	Operating Leases
The Company leases certain office space, equipment, and vehicles under noncancelable operating lease agreements. The lease terms vary as do the Company’s renewal options. Expenses related to the leases totaled approximately $361,800 and $381,800 for the years ended December 31, 2017 and 2016, respectively. Future annual lease payments are summarized as follows:

Year ending December 31:
2018	$350,584
2019	321,685
2020	75,997
2021	—
$748,266

(b)	Contingencies
The Company is currently a party to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, it records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or future periods.

10    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(6)	401(k) Plan
The Company has a defined contribution plan with 401(k) provisions covering all full time employees other than those subject to collective bargaining with a union and independent contractors. Employees become eligible upon completion of one year of employment, 1,000 hours of service and age 21. Eligible employees may contribute in increments of 1% of eligible compensation, depending on their eligibility, subject to certain Internal Revenue Service (IRS) imposed limitations. The Company will match each dollar of employee savings with $0.75 up to a maximum of 6% of eligible compensation. The Company may, in its sole discretion, change the percentage of its contribution on a prospective basis. The employee contributions are always 100% vested. Company contributions to the 401(k) plan are vested upon the completion of three years of service. For the years ended December 31, 2017 and 2016, the Company contributed approximately $1,357,000 and $1,427,000, respectively.

(7)	Retirement Plans

(a)	Postretirement Plan
The Company has a postretirement medical and life insurance plan (the Postretirement Plan) that provides benefits to shore based employees and nonunion licensed deck officers at least 55 years of age with 10 years or more of service, as defined.
During 2016, the mortality table was changed from the RP 2014 White Collar tables, adjusted backwards to 2006 with MP 2014 and projected forward to 2015 using MP 2015 the RP 2014 table projected using the MP 2016 improvement scale. The MP 2016 was released by the Society of Actuaries on October 20, 2016 and served as an update to the previously issued mortality table. Additionally, during 2016 the Postretirement Plan was amended to reduce benefits for the pre‑65 and post‑65 participants, notional accounts, which represent a participant’s monthly allowance in excess of premiums paid, were frozen as of December 31, 2016, and the Postretirement Plan was closed to new entrants as of January 1, 2017. This resulted in a credit to prior service costs.
During 2017, the mortality table used was the RP 2014 White Collar tables with generational projection using Scale MP 2017. The MP 2017 was released by the Society of Actuaries on October 20, 2017 and served as an update to the previously issued mortality table.
The following are the amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost:

	2017	2016
Net actuarial loss	$3,097,917	4,063,766
Net prior service credit	(1,719,491)	(2,007,722)
	$1,378,426	2,056,044

11    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

Amounts recognized in accumulated other comprehensive loss are as follows:

	2017	2016
Actuarial (gain) loss	$(965,849)	541,784
Prior service cost (credit)	288,231	(1,215,018)
	$(677,618)	(673,234)
The estimated net loss that will be amortized from accumulated other comprehensive loss into net actuarial losses and net prior service credit over the next fiscal year is $203,604 and $186,862, respectively.
The following is a breakdown of certain aggregate components of the Postretirement Plan at December 31, 2017 and 2016 (measurement date of the Postretirement Plan is December 31):

	2017	2016
Projected benefit obligation	$(10,144,844)	(10,589,501)
Fair value of plan assets	—	—
Funded status	$(10,144,844)	(10,589,501)
Accumulated benefit obligation	$(10,144,844)	(10,589,501)
Amounts recognized in the balance sheets at December 31 are as follows:

	2017	2016
Current liabilities	$(279,135)	(288,270)
Noncurrent liabilities	(9,865,709)	(10,301,231)
Accumulated other comprehensive loss	1,378,426	2,056,044
Net amount recognized	$(8,766,418)	(8,533,457)
Unrecognized prior service costs are attributed to participants qualified to be participants in prior plans sponsored by the members of the Company.
The following is a breakdown of postretirement benefits for the years ended December 31, 2017 and 2016:

	2017	2016
Benefit cost	$479,122	792,887
Employer and employee contributions	246,161	305,033
Benefits paid	246,161	305,033

12    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

The weighted average assumptions used to determine the benefit obligation as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	3.70%	4.15%
The weighted average assumptions used to determine the net benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	4.15%	4.30%
The Company is assisted by actuaries who determine the discount rate utilizing a yield‑curve model.
The initial healthcare cost trend rate at December 31, 2017 was 7.5%, decreasing yearly by 0.5% to 5.0% in 2022. A 1% increase in the assumed healthcare cost trend would increase the benefit cost by $34,627 and the benefit obligation by $271,377. A 1% decrease in the assumed healthcare cost trend would reduce the benefit cost by $26,164 and the benefit obligation by $204,229.

(i)	Cash Flows
The Company’s expected contributions to the Postretirement Plan in 2017 are equal to net claims.
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid by the Postretirement Plan:

2018	$284,252
2019	328,174
2020	375,922
2021	412,071
2022	441,394
2023–2027	2,487,627

(b)	Multiemployer Plans
In addition to the pension and postretirement benefit plans above, the Company contributes to a number of multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans differ from those of single employer plans in a number of ways. These risks include the following: (1) contributions to the multiemployer plan by the Company may be used to provide benefits to employees of other participating employers; (2) unfunded obligations of other employers participating in the plan may be borne by the participating Company; (3) if the plan is underfunded when a participant leaves a plan they may be required to pay additional amounts referred to as withdrawal liabilities.

13    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

The Company’s participation in the multiemployer plans is comprised of six plans, two of which comprise the majority of current year contributions and employee coverage: the MEBA Pension Trust – Defined Benefit Plan (EIN 51 6029896 and plan number 001) and the Seafarers Pension Trust (EIN 13 6100329 and plan number 001). The contributions to these two plans were approximately $2,696,000 and $2,823,000 for the years ended December 31, 2017 and 2016, respectively.
Total contributions made to other plans were approximately $434,000 and $463,000 for the years ended December 31, 2017 and 2016, respectively. Total contributions to all plans were approximately $3,130,000 and $3,286,000 for the years ended December 31, 2017 and 2016, respectively. The Company’s contributions to the plans represent less than five percent of the total contributions to the plans by all participants as indicated in the plan’s most recently available annual report for the year ended December 31, 2016.
The MEBA Pension Trust required a minimum contribution of approximately $863,000 for the year ended December 31, 2017, which was specified in the collective bargaining agreement that expires on June 15, 2024. The plan had Green Zone status for the years ended December 31, 2017 and 2016, respectively, which is defined as at least 80% funded. Accordingly, the plan does not have a funding improvement plan in place. The Company’s contributions to this plan were approximately $863,000 and $925,000 for the years ended December 31, 2017 and 2016, respectively. The Company has paid $0 and $0 in surcharges to the plan for the years ended December 31, 2017 and 2016, respectively. The Company’s withdrawal liability associated with the MEBA Pension Trust was $9.5 million and $8.4 million for the years ended December 31, 2017 and 2016, respectively. The withdrawal liability is representative of the Company’s proportionate share of the plan’s unfunded vested liability should the Company, or a significant number of other plan participants, decide to withdraw from the plan.
The Seafarers Pension Trust requires a minimum contribution of approximately $1,833,000 for the year ended December 31, 2017, which was specified in the collective bargaining agreement that expires on June 30, 2022. The plan had Green Zone status for the years ended December 31, 2017 and 2016, respectively, which is defined as at least 80% funded. Accordingly, the plan does not have a funding improvement plan in place. The Company’s contributions to this plan were approximately $1,833,000 and $1,898,000 for the years ended December 31, 2017 and 2016, respectively. The Company has paid no surcharges to the plan for the years ended December 31, 2017 and 2016. The Company’s withdrawal liability associated with the Seafarers Pension Trust was $0 for the years ended December 31, 2017 and 2016.

(8)	Related Party Transactions
The Company’s revenues are derived primarily from time charter hire revenues received from BP Oil. For the years ended December 31, 2017 and 2016, BP Oil billed the Company $19,840,452 and $10,773,886, respectively, for bunker fuel and $679,116 and $1,646,263, respectively, for consumable lube products, vetting inspections and premium reimbursement. In addition, for the years ended December 31, 2017 and 2016, the Company had $5,360,373 and $2,530,676 due from (to) BP Oil related to the under (over) funding of operating expenses.

14    (Continued)

ALASKA TANKER COMPANY, LLC
Notes to Financial Statements
December 31, 2017 and 2016

(9)	Investments in Trading Securities
Investments held as of December 31, 2017 and 2016 consist of equity securities classified in Level 1 of the fair value hierarchy as defined in note 2 (j), and were measured using quoted market prices at the reporting date multiplied by the quantity held.

(10)	Benefit Liabilities
Benefit liabilities as of December 31, 2017 and 2016 are primarily related to the Deferred Compensation Plan and are classified as long‑term based on having an expected timing of payout greater than one year. The Company has a Deferred Compensation Plan, which is an unfunded, nonqualified plan that allows eligible employees to defer up to 100% of their Gain share award or defer up to 50% (5% minimum) of their salary and select the deemed investments for their deferral and determine when to be paid out. Eligible employees can elect to receive payment either on a specified date, or on a specified date after termination of employment, and either in a lump sum or annual installments, with a maximum deferral period of 20 years.

(11)	Severance Costs
In 2017, the Company offered a Voluntary Separation Program to various shore and sea based staff. The Voluntary Separation Program was approved by BP Oil and termination benefits were communicated to the affected employees prior to year end. Employee severance costs included primarily severance pay and benefits. Severance costs of $1,961,083 were expensed in 2017 of which $593,791 is included in other accrued expenses. The majority of the remaining costs will be expended in the first quarter of 2018.

(12)	Subsequent Events
The Company has evaluated subsequent events from the balance sheet date through March 28, 2018, the date at which the financial statements were issued, and determined there are no other items to disclose.